Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Shareholders

TCP International Holdings Ltd. and subsidiaries:

We consent to the incorporation by reference of our report dated March 4, 2014, except as to note 19 which is as of June 24, 2014, with respect to the balance sheets of TCP International Holdings Ltd. and subsidiaries (Company) as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income (loss), shareholders’ (deficit) equity and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the preliminary prospectus dated June 24, 2014 included in the registration statement on Form S-1 of the Company dated June 24, 2014.

/s/ KPMG LLP

Cleveland, OH

June 25, 2014